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                            November 24, 2023

       Kanat Mynzhanov
       Chief Executive Officer
       Oxus Acquisition Corp.
       300/26 Dostyk Avenue
       Almaty, Kazakhstan 050020

                                                        Re: Oxus Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 13,
2023
                                                            File No. 333-273967

       Dear Kanat Mynzhanov:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed November 13, 2023

       Financial Statements, page F-1

   1. Please update the financial statements of Oxus Acquisition Corp. and Borealis Foods, Inc.
                                                        and Subsidiaries to
comply with Article 8-08 of Regulation S-X.
 Kanat Mynzhanov
FirstName LastNameKanat   Mynzhanov
Oxus Acquisition Corp.
Comapany 24,
November  NameOxus
              2023 Acquisition Corp.
November
Page 2    24, 2023 Page 2
FirstName LastName
       Please contact Andi Carpenter at 202-551-3645 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Yuta N. Delarck